UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent launches ‘The Shift Plan’ to focus on IP Networking and Ultra-Broadband Access

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The Shift Plan to reposition Alcatel-Lucent from a telecommunications equipment generalist to an industrial specialist in IP Networking and Ultra-Broadband Access (mobile and fixed) at the heart of next-generation networks

•	The Shift Plan to refocus Group innovation, with IP Networking and Ultra-Broadband Access representing 85% of R&D investment in 2015

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The Shift Plan to apply a clearly differentiated management approach to Core Networking segment (IP routing, IP transport, IP platforms and associated services) businesses managed for growth, and Access segment- including wireless and fixed access – and “other” segment, managed for cash and focused on Ultra-Broadband Access

•	Core Networking segment: more than 15% increase in revenues targeted to over Euro 7 billion in 2015 (2012: Euro 6.1 billion); more than 12.5% (2012: 2.4%) targeted operating margin in 2015

•	Access and “other” segment: over Euro 250 million targeted segment operating cash flow in 2015 (2012: Euro 115 million cash negative)

•	The Shift Plan targets Euro 1 billion in fixed cost savings and asset sales of more than Euro 1 billion over 2013-2015

•	The Shift Plan targets Euro 2 billion in debt reprofiling over 2013-2015 and future debt reduction of Euro 2 billion

Paris, June 19, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announces ‘The Shift Plan’, a detailed three-year plan to reposition the Company as a specialist provider of IP Networking and Ultra-Broadband Access, the high-value equipment and services that lie at the heart of the high-performance networks of tomorrow.

The Shift Plan will mobilize the full range of Alcatel-Lucent’s assets and resources to achieve a decisive shift in the Group’s industrial focus that will concentrate the Company on the priorities of its telecommunications customers as they deploy next-generation networks to address the explosive growth in bandwidth-hungry data traffic. This new focus on the fast-growing business segments of IP Networking, cloud technologies and Ultra-Broadband Access will be delivered by a management team organized around full profit-and-loss (P&L) and cash accountability.

Importantly, The Shift Plan entails a clearly differentiated approach to the management of high-growth businesses – Core Networking – as opposed to those that will be managed with cash generation as the clear priority. The ‘managed for cash’ businesses will include key wireless, fixed access and other businesses that will play an important role in the Company’s medium and long-term development. Specifically, the Company expects that this will create enhanced opportunities for its LTE and ‘FTTx’ businesses.

The Shift Plan will capitalize on Alcatel-Lucent’s recognized innovation assets, particularly its research laboratories, Bell Labs, while equipping the Company with the appropriate means to fulfill its ambitions.

The key components of The Shift Plan include:

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A refocusing of the Group’s R&D spending on IP Networking and Ultra-Broadband Access with an increased emphasis on co-development with major customers and partners, while at the same time significantly reducing spend on legacy technologies

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Euro 1 billion in targeted reductions in the Group’s fixed cost structure concentrated on actions to reduce sales, general and administrative (SG&A) expenses, refocus R&D and improve operational efficiencies

•	Selective asset sales intended to generate at least Euro 1 billion over the period of the plan

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Aiming at reprofiling the Group’s debt (Euro 2 billion) and, once the Company has clearly demonstrated the successful execution of The Shift Plan, a future reduction in debt (Euro 2 billion), to guarantee over the long-term financial sustainability.

Commenting on The Shift Plan, Alcatel-Lucent CEO Michel Combes said: “Today we are taking comprehensive action to position Alcatel-Lucent at the heart of the digital ecosystem, a place from which we will be able properly to capitalize on our many strengths. The Shift Plan is fundamentally an industrial plan that also addresses the Group’s operational and financial challenges by putting in place a strong and fully accountable leadership team with clear goals and the appropriate levers to deliver on these goals and on our commitments to all stakeholders.”

Michel Combes added: “With The Shift Plan, which is designed to be self-funding, we are aligning realistic and deliverable ambitions with our core competencies. Over the next three years we are targeting Euro 1 billion of fixed costs savings, and carefully defined and timed asset sales expected to generate at least an additional Euro 1 billion.”

Under The Shift Plan, Alcatel-Lucent is planning to grow its revenues in Core Networking by more than 15%, from Euro 6.1 billion in 2012 to over Euro 7 billion in 2015, while lifting its operating margins in this segment from 2.4% in 2012 to more than 12.5% in 2015.

Over the same period, a strategic focus on cash management in wireless, fixed access and other businesses – emphasizing investment in 4G LTE, vectoring and fiber-based access systems while significantly reducing R&D spending on legacy technologies – is expected to deliver positive segment operating cash flow of more than Euro 250 million in 2015.

Michel Combes, who was appointed CEO on April 2, 2013, also announced that effective July 1, Philippe Guillemot is joining Alcatel-Lucent’s Leadership team as Senior Executive Vice President, Operations. Philippe Guillemot is a highly-regarded professional who has worked for a number of major, global businesses including Michelin and Valeo, where he held senior executive roles. He was also Chairman and CEO of Areva T&D.

Pending the appropriate information and consultation processes in a number of countries, Alcatel-Lucent’s management structure will be reorganized into four main business lines: IP Routing & Transport, IP Platforms, Wireless and Fixed Networks. These businesses will be supported by group-wide functions focused on Operations, Sales and Strategy & Innovation.

The Shift Plan in detail:

An IP Networking and ultra-broadband specialist

Alcatel-Lucent aims to refocus to manage for growth its IP Routing, IP Transport and IP Platforms businesses and associated services. Alcatel-Lucent also plans to focus its Wireless and Fixed Access businesses on Ultra-Broadband access and manage these businesses – as well as its Other Businesses Segment – for their ability to generate cash under the plan.

The Shift Plan reflects fast-changing trends in the telecommunications industry, where service providers and large-scale Internet concerns handle ever-expanding volumes of data as the market migrates from networks built largely for voice communications. Under the Plan, Alcatel-Lucent is adapting to the evolving market by placing its IP, cloud and ultra-broadband portfolio at the center of its operations. This will include WDM, 100G, IMS and customer experience product lines, as well as the ‘FTTx’ group of fiber-based connectivity technologies serving homes, businesses and other types of premises, vectoring, the 4G LTE mobile wireless access and small-cells.

Alcatel-Lucent’s Bell Labs will serve as the innovation engine to facilitate growth in these key areas. Research and Development (R&D) will be concentrated on IP Networking and Ultra-Broadband Access, with an 8% increase in R&D from 2013 through 2015, these areas representing 85% of R&D investment in 2015. Exits from legacy technologies are to be accelerated in close cooperation with the relevant customers. The Company also plans to focus on in-house start-ups, as well as on partnerships and co-developments (such those as in cyber-security).

Customer focus

Alcatel-Lucent’s new product and platform emphasis is expected to enable it to target a wider range of customers beyond its traditional base of large telecommunications operators.

The Company plans to redesign its sales and marketing strategy to take advantage of the new portfolio focus, identifying new and profitable market segments where Alcatel-Lucent’s leading-edge innovations in IP and cloud will allow it to better address Tier 2 to Tier 4 service providers, benefit from all-IP networks transformation with MSOs (Mobile Service Operators), and address the telecommunications needs of web-scale customers and extra-large enterprises.

The Company expects that successful implementation of The Shift Plan will improve Alcatel-Lucent’s go-to-market approach, resulting in a business that is better leveraged. Targeted improvements will be made in key metrics, such as the number of sites and an increased ratio of sales through channels.

Path to financial sustainability

By refocusing on Core Networking, Alcatel-Lucent aims to deliver - in 2015 - revenues of more than Euro 7 billion from these businesses with an operating margin exceeding 12.5%. The Access segment (including patent licensing and managed services) and Other businesses segment (including Enterprise) are expected to generate a positive segment operating cash flow of more than Euro 250 million by 2015.

Alcatel-Lucent aims at reducing its fixed-cost base by Euro 1 billion between 2013 and 2015 through the adoption of direct-channel operations, additional consolidation of SG&A (sales, general and administration) functions, and by refocusing its R&D capacity. Other actions will be undertaken to reduce the Company’s real estate footprint, and drive efficiencies in project delivery, back-office IT systems, supply chain management, manufacturing and procurement.

Further exceptional cash inflows of at least Euro 1 billion are expected from the selective monetization of assets, including potential disposals, over the period of The Shift Plan.

Following the establishment of a dedicated profit center for Alcatel-Lucent’s intellectual property portfolio, the Company also plans to adopt an entrepreneurial approach to licensing in order to develop a solid revenue stream from its library of more than 30,000 patents and 16,000 applications.

On a cash basis, The Shift Plan is expected to be self-funding over the 2013-2015 period.

The Plan also includes a Euro 2 billion reprofiling of the Company’s debt over 2013-2015 by actively capitalizing on attractive international debt market opportunities. Once the Company has clearly demonstrated the successful execution of the Shift plan, it plans to seek a reduction of its debt by approximately Euro 2 billion including through further asset disposals or through access to the equity markets in order to support its long-term strategic goals.

The outlook and objectives for Alcatel-Lucent included in The Shift Plan replace the outlook referenced in the section 6.8 of the Company’s 2012 Document de Référence.

New Management and Operational structure

The Shift Plan implementation entails the reorganization of Alcatel-Lucent, subject to relevant information and consultation processes applicable in certain countries.

As part of this new organization, the Company will be managed by a new Leadership Team headed by CEO Michel Combes. The team will be organized as follows:

Business Lines

•	Basil Alwan, IP Routing & IP Transport

•	Andrew Mcdonald, IP Platforms

•	David Geary, Wireless

•	Federico Guillen, Fixed Networks

Transversal functions

•	Philippe Guillemot, Operations

•	Philippe Keryer, Strategy & Innovation

•	Robert Vrij, Sales

Corporate functions

•	Nicole Gionet, Human Resources

•	Tim Keller, Legal

•	Paul Tufano, CFO of Alcatel-Lucent, will step down from his role once implementation of The Shift Plan is under way.

Michel Combes said: “Paul has played a pivotal role in the Company’s financial stabilization. We are extremely grateful for his dedication as CFO over close to five years. Paul has chosen to move on for personal reasons, and we wish him the success he deserves in doing so. In the meantime, we will work closely together to ensure a smooth succession to a new CFO.”

Michel Combes concluded: “The Shift Plan redefines Alcatel-Lucent’s industrial identity and clarifies its role in the technology ecosystem. The goal is now set, and we can focus, with all the Alcatel-Lucent employees, on its delivery and on finally fulfilling the Company’s potential to create substantial and enduring industrial, social and financial value for all stakeholders.”

Editorial note : Implementation of a number of initiatives included in The Shift Plan is subject to the relevant information and consultation processes applicable in various geographies.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance. In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

Safe Harbor

Forward-looking statements

Except for historical information, all other information herein consists of forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “encouraging trends in the marketplace”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities, our ability to obtain the price we estimated by a given date for those activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, site rationalization, and to exit unprofitable contracts and market at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, (1) the failure of our Shift plan to yield intended results and our inability to transform ourselves successfully into a cash generative business; (2) our failure to align our strategic plans with the direction of our customers’ investments, including by properly managing the timing and volume of network roll-outs or product introductions; (3) fluctuations in demand in the telecommunications industry due to the timing of customers’ technology deployment, roll-outs and purchases and the impact of the economic environment thereon; (4) our inability to procure financing for our operations at an affordable cost or at all; (5) our exposure to the credit and commercial risk of customers; (6) the costs and risks associated with pension and post-retirement benefit obligations and our inability to avoid unexpected contributions to such plans; (7) our inability to reduce market and currency exchange risk through the use of derivative financial instruments; (8) impairment of goodwill or other intangible assets; (9) our inability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted; (10) our reliance on a limited number of suppliers for the components we need; (11) our vulnerability to information system risks, data protection breaches, cyber-attacks and industrial espionage; (12) our inability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses; (13) our failure to detect defects, errors, failures and quality issues that could affect customer satisfaction and any resulting reputational harm; (14) rapid changes to existing regulations or technical standards; (15) our reliance on a limited number of customers and the risks inherent in long-term sales agreements; (16) the social and political risks we may encounter in any region of our global operations; (17) our inability to prevent damage to existing undersea infrastructure in the course of installing and maintaining other telecommunications cable networks; (18) existing and future litigation; (19) our inability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing, on a profitable basis, our patent portfolio); (20) risks inherent to joint venture management; and (21) compliance with environmental, health and safety laws, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the U.S. Securities and Exchange Commission. Except as required under the U.S. federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 19, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Operating Officer and Chief Financial Officer